Exhibit 4.30

Non-Employee Director Compensation Policy

MARKIT LTD.

Non-Employee Director Compensation Policy

1. General

This Non-Employee Director Compensation Policy (this “Policy”) is adopted by the Board of Directors (the “Board”) of Markit Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), and, with respect to the equity compensation provided herein, is intended to constitute the Non-Employee Director Equity Compensation Policy contemplated by Section 4.6 of the Markit Ltd. 2014 Equity Incentive Award Plan (as it may be amended or restated from time to time, the “Plan”). For purposes of this Policy, a “Non-Employee Director” shall mean a Director of the Company who is neither an Employee nor an employee or affiliate of any organization or entity that owns two percent (2%) or more of the Company’s issued and outstanding share capital. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Plan.

2. Committee Authority

The Committee is responsible for determining what cash compensation, if any, is to be provided to members of the Board. In addition, pursuant to Section 4.6 of the Plan, the Committee has the authority to adopt a written policy providing for the grant of Awards under the Plan to Non-Employee Directors, which policy is to specify, with respect to any such Awards, the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to such Awards, the conditions on which such Awards shall be granted, become vested and exercisable and/or payable and expire, and such other terms and conditions as the Committee from time to time determines in its sole discretion.

3. Annual Cash Compensation

Each Non-Employee Director shall be entitled to an annual cash retainer fee of $100,000 (the “Annual Retainer”) payable in arrears on a quarterly basis in equal instalments within thirty days following the end of the quarter, so long as the Non-Employee Director continues to serve on the Board through the applicable date of payment. The Annual Retainer shall be pro-rated for any partial period of service. Other than the Annual Retainer payments, the Non-Employee Directors will not be entitled to any cash compensation for serving as a member on the Board.

4. Annual Equity Awards to Non-Employee Directors

On the date of each annual general meeting of the Company’s shareholders (“Annual Meeting”) beginning with the first Annual Meeting following the Effective Date, each person who is a Non-Employee Director immediately following the Annual Meeting, shall be granted under the Plan, automatically and without necessity of any action by the Committee, on the date of such annual general meeting, that number of equity-based award(s) equal to $100,000 divided by the Fair Market Value of one Common Share on the date of grant, with the number of such equity-based award(s) rounded up to the nearest whole share (“Annual Equity Award”). Non-Employee Directors elected or appointed to the Board between Annual Meetings will receive a number of equity-based award(s)

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Non-Employee Director Compensation Policy

based on that percentage of such annual equity compensation dollar amount that equals the percentage of the year (beginning from the date of such election or appointment) remaining until the next Annual Meeting. Any such Annual Equity Award (or pro-rated portion) will fully vest on the earlier to occur of: (i) the date of the next Annual Meeting held after the date of grant, and (ii) the first anniversary of the date of grant, in each case, provided that the Non-Employee Director continues to serve as a Director through the applicable vesting date.

5. Expense Reimbursements

Each Non-Employee Director will be entitled to reimbursement for all reasonable and documented expenses incurred in the performance of his or her duties as a Director pursuant to the terms of any applicable Company expense reimbursement policy that is in effect from time to time.

6. Incorporation of the Plan

All applicable terms of the Plan apply to this Policy as if fully set forth herein, and all grants of Awards to which any Non-Employee Director is entitled under this Policy are subject in all respects to the terms and conditions of the Plan. In the event of any inconsistency between the provisions of this Policy and the Plan, the provisions of the Plan shall control.

7. Written Grant Agreement

The grant of any Award under the Plan to which any Non-Employee Director is entitled under this Policy shall be made solely by and subject to the terms set forth in an Award Agreement in a form to be approved by the Committee and duly executed by an executive officer of the Company.

8. Policy Subject to Amendment, Modification and Termination

This Policy may be amended, modified or terminated by the Board or the Committee at any time, or from time to time, in its sole discretion. No Non-Employee Director shall have any rights hereunder unless and until an Award is actually granted under the Plan. Without limiting the generality of the foregoing, the Committee hereby expressly reserves the authority to terminate this Policy during any year up and until the election of directors at a given annual general meeting of shareholders.

9. Effectiveness

This Policy shall become effective as of the Effective Date.

10. Taxes

The Company is not responsible for the tax consequences under federal, foreign, provincial, state or local law with respect to any Awards granted to any Non-Employee Director under the Plan. All payments under the Plan are subject to withholding and reporting requirements to the extent required by applicable law. To the extent required by law in effect at the time a distribution is made from the Plan, the Company or its agents shall have the right to withhold or deduct from any distributions or payments any taxes required to be withheld by federal, foreign, provincial, state or local governments.

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